UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-54A
NOTIFICATION OF ELECTION TO BE SUBJECT TO SECTIONS 55
THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED
PURSUANT TO SECTION 54(a) OF THE ACT
The undersigned business development company hereby notifies the Securities and Exchange Commission that it elects, pursuant to the provisions of section 54(a) of the Investment Company Act of 1940 (the “Act”), to be subject to the provisions of sections 55 through 65 of the Act and, in connection with such notification of election, submits the following information:

Name:	Vista Credit Strategic Lending Corp.
Address of Principal Business Office (No. & Street, City, State, Zip Code):	55 Hudson Yards, Floor 28, New York, NY 10001
Telephone Number (including area code):	(212) 804-9100
Name and address of agent for service of process:	Ken Burke, 55 Hudson Yards, Floor 28, New York, NY 10001
Check one of the following:

☑	The company has filed a registration statement for a class of equity securities pursuant to section 12 of the Securities Exchange Act of 1934. Give the file number of the registration statement or, if the file number is unknown or has not yet been assigned, give the date on which the registration statement was filed:
June 15, 2023
☐	The company is relying on rule 12g-2 under the Securities Exchange Act of 1934 in lieu of filing a registration statement for a class of equity securities under that Act.

The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of the company:
Not Applicable

The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of any subsidiary of
the company:	Not Applicable
The undersigned company certifies that it is a closed-end company organized under the laws of

Maryland
(state) and with its principal place of business in

New York
(state); that it will be operated for the purpose of making investments in securities described in section 55(a)(1) through (3) of the Investment Company Act of 1940; and that it will make available significant managerial assistance with respect to issuers of such securities to the extent required by the Act.
Pursuant to the requirements of the Act, the undersigned company has caused this notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 to be duly signed on its behalf in the city of

New York
and state of

New York
on the

15th
day of

June
, 20

23
.

[SEAL]	Signature		/s/ Ken Burke
	(Name of Company)		Vista Credit Strategic Lending Corp.
	By	Ken Burke
(Name of director, officer, or general partner signing on behalf of the company)
	Title	General Counsel, Chief Compliance Officer and Secretary

Attest:	/s/ Ross Teune
Ross Teune
(Name)
Chief Financial Officer
(Title)